Exhibit 3.1
AMENDMENT TO THE THIRD AMENDED AND RESTATED
CODE OF REGULATIONS OF
DATATRAK INTERNATIONAL, INC.
     The Third Amended and Restated Code of Regulations of DATATRAK International, Inc. shall be amended as follows:
     Article VII, Section 1 (Transfer and Registration of Certificates) is hereby deleted and replaced in its entirety with the following:
     “The Board of Directors shall have the authority to make such rules and regulations, not inconsistent with law, the Articles of Incorporation or this Code of Regulations, as it deems expedient concerning the issuance, transfer and registration of certificates for shares and the shares represented thereby and may appoint transfer agents and registrars thereof. Shares may be evidenced by certificates or issued in non-certificated form.”
     Article XI (Amendments) is hereby deleted and replaced in its entirety with the following:
     “Except as otherwise provided by the Articles of Incorporation or this Code of Regulations, this Code of Regulations of the Corporation (and as it may be amended from time to time) may be amended or added to (a) to the extent as may be permitted by Chapter 1701 of the Ohio Revised Code from time to time, by the Board of Directors or (b) by the affirmative vote of the Shareholders of record entitled to exercise a majority of the voting power of the Corporation, except that the affirmative vote of the Shareholders entitled to exercise two-thirds of the voting power of the Corporation shall be necessary to amend, alter, repeal or change the effect of any of the provisions of Article V hereof.”
     Article XIII is hereby deleted in its entirety.